EXHIBIT 12

LOUISVILLE GAS AND ELECTRIC COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of $)

	2005	2004	2003	2002	2001

Earnings:
Net Income	$128.9	$95.6	$90.8	$88.9	$106.8

Add:
Federal income taxes - current	$73.2	$33.9	$25.8	$24.6	$41.1
State income taxes - current	$10.1	$13.0	$10.0	$7.7	$8.2
Deferred Federal income taxes - net	$(12.6)	$11.4	$16.8	$20.3	$12.6
Deferred State income taxes - net	$(1.7)	$(0.8)	$1.7	$4.4	$3.8
Investment tax credit - net	$(4.1)	$(4.2)	$(4.2)	$(4.2)	$(4.3)
Fixed charges	$37.8	$33.7	$31.4	$30.5	$38.8
Earnings	$231.6	$182.6	$172.3	$172.2	$207.0

Fixed Charges:
Interest Charges per statements of income	$36.8	$32.8	$30.7	$29.8	$37.9
Add:
One-third of rentals charged to operating expense (1)	$1.0	$0.9	$0.7	$0.7	$0.9
Fixed charges	$37.8	$33.7	$31.4	$30.5	$38.8

Ratio of Earnings to Fixed Charges	6.13	5.42	5.49	5.65	5.34

NOTE:

(1)          In the Company’s opinion, one-third of rentals represents a reasonable approximation of the interest factor.

KENTUCKY UTILITIES COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of $)

	2005	2004	2003	2002	2001

Earnings:
Net Income	112.1	133.5	91.4	93.4	96.3

Add:
Federal income taxes - current	56.8	39.3	29.1	37.8	57.4
State income taxes - current	10.6	17.7	11.4	10.3	13.2
Deferred Federal income taxes - net	(1.9)	22.0	11.4	3.5	(12.1)
Deferred State income taxes - net	0.2	(0.5)	0.9	1.5	(1.1)
Investment tax credit - net	(1.7)	(2.1)	(2.7)	(2.9)	(3.5)
Undistributed income of Electric Energy, Inc	(2.3)	(2.6)	(3.7)	(7.0)	0.3
Fixed charges	32.1	26.4	25.9	26.7	35.2
Earnings	205.9	233.7	163.7	163.3	185.7

Fixed Charges:
Interest Charges per statements of income	31.0	25.5	25.2	25.7	34.0
Add:
One-third of rentals charged to operating expense (1)	1.1	0.9	0.7	1.0	1.2
Fixed charges	32.1	26.4	25.9	26.7	35.2

Ratio of Earnings to Fixed Charges	6.41	8.85	6.32	6.12	5.28

NOTE:

(1)          In the Company’s opinion, one-third of rentals represents a reasonable approximation of the interest factor.